Organizational and Offering Expenses Agreement

September     , 2017

To: XAI Octagon Floating Rate & Alternative Income Term Trust

Reference is made to the underwriting agreement dated September     , 2017 (the “Underwriting Agreement”) among XAI Octagon Floating Rate & Alternative Income Term Trust, a Delaware statutory trust (the “Fund”), UBS Securities LLC, as representative of a group of underwriters (the “Underwriters”), XA Investments LLC (the “Adviser”) and Octagon Credit Investors, LLC (the “Sub-Adviser”), relating to a proposed underwritten public offering of common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) of the Fund.

Pursuant to the Underwriting Agreement, the parties have agreed that the Fund shall pay all of its offering costs; provided, however, that to the extent that offering expenses of the Fund exceed $0.02 per Common Share, the Investment Adviser and the Sub-Adviser will bear any offering expenses above that amount.

In furtherance thereof, the parties hereby agree as follows:

(i)	In connection with the organization of the Fund, the Adviser and the Sub-Adviser agree to pay all of the Fund’s organizational costs. The Adviser will pay 40% of such costs and the Sub-Adviser will pay 60% of such costs.

(ii)	In connection with the initial public offering of the Fund’s Common Shares, the Adviser and the Sub-Adviser agree to pay offering expenses of the Fund (other than sales load) that exceed $0.02 per Common Share sold in the offering (including pursuant to the overallotment option). The Adviser will pay 40% of such expenses and the Sub-Adviser will pay 60% of such expenses.

The instrument shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof.

Very truly yours,

XA INVESTMENTS LLC	OCTAGON CREDIT INVESTORS, LLC

By:	By:
Name:		Name:
Title:		Title:

ACCEPTED AND AGREED TO ON BEHALF OF THE FUND:

By:
Name:
Title: